SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE RESOURCES, INC.
(Name of Subject Company (Issuer and Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29206E100
(CUSIP Number of Class of Securities)

Nathan Kahn
President and Chief Executive Officer
One Parker Plaza
Fort Lee, New Jersey 07024
(201) 944-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Frank J. Lopez, Esq.
Proskauer Rose, LLP
Eleven Times Square
New York, New York 10036
Tel. (212) 969-3000
Fax (212) 969-2900

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$3,000,000	$343.80

(1) The transaction value is estimated only for purposes of calculating the filing fee. The transaction value was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.01 per share, will be purchased at the tender offer price of $3.00 per share.

(2) The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

          This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Empire Resources, Inc. (the “Company”) to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at a purchase price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 4, 2012 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET

          The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)

The name of the subject company and issuer is Empire Resources, Inc., a Delaware corporation. The address of the Company’s principal executive office is One Parker Plaza, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-2200.

(b)

The information set forth in the Offer to Purchase under “Summary Term Sheet” and under “The Offer—Section 2: Number of Shares; Proration” is incorporated herein by reference. As of June 1, 2012, the Company had issued and outstanding approximately 9,194,925 shares of common stock.

(c)

Information about the trading market and price of the shares and dividends is set forth in the Offer to Purchase under “The Offer—Section 9: Price Range of Shares and Dividend Policy” and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company.

The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company

William Spier	Chairman of the Board of Directors
Nathan Kahn	Chief Executive Officer, President and Director
Sandra Kahn	Vice President, Chief Financial Officer and Director
Harvey Wrubel	Vice President of Sales/Director of Marketing and Director

Name	Position with the Company

Jack Bendheim	Director
Peter G. Howard	Director
Douglas Kass	Director
Nathan Mazurek	Director
L. Rick Milner	Director
Morris J. Smith	Director

The address of the Company and each of the Company’s executive officers and directors is One Parker Plaza, Fort Lee, New Jersey 07024, and the Company’s telephone number is (201) 944-2200.

          In addition, through ownership of the Company’s 10% Convertible Senior Subordinated Notes Due June 1, 2016, Leon G. Cooperman and his affiliates beneficially own (i.e., have the right to acquire) 16.2% of the Company’s outstanding common stock. Mr. Cooperman’s address is St. Andrew’s Country Club, 17024 Brookwood Drive, Boca Raton, Florida 33496.

          The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer— Security Ownership of Certain Beneficial Owners and Management” and under “The Offer—Section 11: Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)

Information about the terms of the transaction in the Offer to Purchase under “Summary Term Sheet” and under “The Offer” is incorporated herein by reference. Information about the federal income tax consequences of the transaction is set forth in the Offer to Purchase under “The Offer—Section 14: U.S. Federal Income Tax Consequences” and is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction. The accounting treatment of the transaction is not material.

(b)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer— Security Ownership of Certain Beneficial Owners and Management” and under “The Offer—Section 11: Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information set forth in the Offer to Purchase under “The Offer—Section 11: Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 9: Price Range of Shares and Dividend Policy” and “The Offer—Section 11: Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer—Section 10: Source and Amount of Funds” is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer— Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)

The information set forth in the Offer to Purchase under “The Offer—Section 8: Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)

The Company has retained Knight Capital Americas, L.P., as the Dealer Manager, and D.F. King & Co., Inc., as the Information Agent, in connection with the Offer and will pay each of Knight Capital Americas, L.P. and D.F. King & Co., Inc. a fee for its services. In addition, each of Knight Capital Americas, L.P. and D.F. King & Co., Inc. is entitled to reimbursement of its reasonable out-of-pocket expenses, including any expenses of counsel. Knight Capital Americas, L.P. or D.F. King & Co., Inc. may contact stockholders by mail, telephone, facsimile, telex, telegraph or other electronic means and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners. Subject to certain regulatory approvals and satisfaction of other conditions, Knight Capital Americase, L.P. anticipates merging into its broker-dealer affiliate, Knight Execution & Clearing

Services LLC, which will thereafter be renamed Knight Capital Americas LLC. This surviving and renamed entity will then become the successor to Knight as Dealer Manager under the Dealer Manager agreement with the Company.

The Company has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer and will pay American Stock Transfer & Trust Company, LLC a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of Knight Capital Americas, L.P., D.F. King & Co., Inc. and American Stock Transfer & Trust Company, LLC will be indemnified by the Company against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Knight Capital Americase, L.P. and their its affiliates may in the future provide, various investment banking and other services to the Company for which future services we would expect it would receive customary compensation from Company.

Item 10.	FINANCIAL STATEMENTS

          Not applicable.

Item 11.	ADDITIONAL INFORMATION

	(1)	(1) The information set forth in the Offer to Purchase under “The Offer— Section 11: Transactions and Agreements Concerning Shares” is incorporated herein by reference.

	(2)	The information set forth in the Offer to Purchase under “The Offer— Section 13: Legal Matters; Regulatory Approvals” is incorporated herein by reference.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a) (1)	(A)	Offer to Purchase for Cash, dated June 4, 2012.

(a) (1)	(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a) (1)	(C)	Notice of Guaranteed Delivery.

(a) (1)	(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a) (1)	(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a) (1)	(F)	Form of letter to stockholders.

(a) (5)	(A)	Press Release dated June 4, 2012, announcing commencement of the tender offer.

(b)	Not applicable.

(d)(1)

Form of Convertible Notes Purchase Agreement, dated June 3, 2011, by and among Empire Resources, Inc. and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(2)

Amendment No. 1 to Convertible Notes Purchase Agreement, dated March 29, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on April 6, 2012).

(d)(3)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(4)

Amendment No. 1 to Employment and Non-Competition Agreement, dated July 19, 2002, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(5)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Sandra Kahn (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(6)

Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Harvey Wrubel (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(7)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(8)	2006 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d)(9)

Form of Option Grant under the Empire Resources, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(g)	None.

(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE RESOURCES, INC.

	By:	/s/ Nathan Kahn

	Name:	Nathan Kahn
	Title:	President and Chief Executive Officer

Date: June 4, 2012